[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 28, 2015

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ESSA Pharma, Inc. Amendment No. 2 to Registration Statement on Form 20-F Submitted May 8, 2015 File No. 377-00939

Dear Mr. Riedler:

On behalf of ESSA Pharma, Inc. (the “Company”), enclosed is a copy of amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form 20-F (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the confidential submission of Amendment No. 2 to the Registration Statement with the Commission on May 8, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 21, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Research and Development Costs, page F-1 1

Refer to your response to comment 3. Please tell us what you mean by “defending rights where there are conflicting claims” and if you have incurred any such cost or incurred cost to enforce your intellectual property rights in the courts and if you classified those costs as Research & Development expense or General & Administrative expense.

The Company’s reference to “defending rights where there are conflicting claims” is hypothetical and conceptual. The Company has not incurred any costs relating to the enforcement of its intellectual property in the courts. Accordingly, the Company has not classified any such costs as either Research & Development or General & Administrative.

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

cc:	Daniel Greenspan, Securities and Exchange Commission

Tara Keating Brooks, Securities and Exchange Commission

Keira Nakada, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Richard Rieder, ESSA Pharma, Inc.

David Wood, ESSA Pharma, Inc.

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